

December 4, 2009

Mr. Bayo Odunuga
Chief Executive Officer
AsherXino Corporation
5847 San Felipe Street, 17th Floor
Houston, TX 77002

> **Re: AsherXino Corporation
>   Form 10, Amendment No. 2 filed November 9, 2009
>   Response Letter Dated November 9, 2009
>   File No. 0-10965**

Dear Mr. Odunuga:

    We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10, Amendment No. 2 Filed November 9, 2009

Interim Financial Statements

Note 8 – Change of Control, page F-17

1.   We note your response to prior comment 1 and understand that the $53,750 you have attributed to your oil and gas assets includes both geological and geophysical costs associated with OPL 2012 as well as certain travel and courier expenses incurred by the former owners of the license.   Please address the following points:

- Please identify your method of accounting for your oil and gas assets as either the successful efforts or full cost method.

- For each of the costs you have listed in your response to prior comment 1, please tell us how you determined that capitalization would be consistent with the guidance in SFAS 19 or Rule 4-10(c) of Regulation S-X, as applicable.

- Describe any revisions that you believe would be necessary to align your accounting with the appropriate authoritative literature. You may contact us by telephone in advance of your reply if you require further clarification or guidance.

Engineering Comments

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

YEAR 1 (Project Phase 1) – Authorization For Expenditure (AFE), page 13

2.   We note your schedule here has no provision for review of your work program by the Department of Petroleum Resources and Nigerian National Petroleum Corporation. Please amend your document to explain the timing for this item.

Description of OPL 2012, page 15

3.   You state "About 30% of OML 116's original proven reserves of between 100 and 200 million barrels of oil as at 1988 extend into OPL 2012." Please submit to us technical information that justifies these proved reserve figures. Explain how proved reserve figures with 100% variation can satisfy the requirement that proved reserves have reasonable certainty of economic recovery. Address the reliability and usefulness of reserve estimates that are 20+ years old. Alternatively, you may remove this statement.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or Anne Nguyen Parker at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Gerald Niesar, Esq. – Niesar Whyte & Vestal LLP
        via facsimile (415) 882-5400